 RUBICON

 MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL: RMX	DECEMBER 2, 2002
OTCBB – SYMBOL: RUBIF

ANGLOGOLD APPROVES US$1.2 MILLION 2003 BUDGET FOR OPTIONED RUBICON PROJECTS

- Minimum 33,000 feet of drilling approved for Red Lake, Ontario projects –

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX Venture) is pleased to announce the approval of a $1.8 million 2003 budget by AngloGold (Canada) Exploration Ltd. (“AngloGold”) for exploration of properties currently under option from Rubicon and located in the prolific Red Lake, Ontario gold camp. The program, to be managed by Rubicon and fully funded by AngloGold, will be drill intensive and will provide for between 33,000 and 50,000 feet of drilling on a minimum five target areas.

David Adamson states: “We are delighted that AngloGold is aggressively pursuing drill targets on several priority target areas which are prospective for world class size and grade gold orebodies similar to the major producers in the camp. On completion of this program, AngloGold will have vested its interest in the project two years ahead of the time frame permitted in our agreement. Together with our wholly owned McFinley project and our 60% owned McCuaig project, we expect our investors to be exposed to more than C$3 million in drill-intensive exploration on five targets in the Red Lake gold camp starting early in the New Year.  By all measures, 2003 will be an exciting year for the Company.”

As noted above, upon completion of these programs, AngloGold will have earned a 60% interest in what are referred to as the RLJV properties (see Figure 1). AngloGold can elect to increase this interest to 70% by making a C$375,000 cash payment to Rubicon within 90 days of notifying Rubicon of AngloGold vesting at 60%. Independent of this right, Rubicon can elect to have AngloGold fund all future exploration on the project up to a positive production decision by AngloGold to construct a mine on the property, at which time Rubicon must repay its pro-rata share of costs post earn-in.

Rubicon Minerals Corporation controls over 247 square kilometres of land holdings in the Red Lake gold camp of Ontario which hosts two high-grade, world class gold mines (Placer Dome’s Campbell Mine and Goldcorp’s Red Lake Mine).  Goldcorp’s Red Lake Mine is one of the world’s highest grade gold mine with a reserve of 4.3 million ounces of gold at an average grade of 1.34 ounces per ton, including the High Grade Zone with reserves of 3.8 million ounces at an average grade of 2.05 ounces per ton. Combined, the Campbell-Red Lake ore bodies contain 23 million ounces at an average grade of 0.66 oz/ton gold (past production and reserves).

RUBICON MINERALS CORPORATION

David W. Adamson
_________________________________

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706  E-mail: bcavalluzzo@rogers.com

Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC  CANADA  V6E 4A6

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TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results.   Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The Company relies upon litigation protection for forward looking statements.